FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
under the
Securities Exchange Act of 1934

For the month of June 2011

000-29880
(Commission File Number)

Virginia Mines Inc.
(Translation of registrant's name into English)

200-116 St-Pierre,
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

TABLE OF CONTENTS

Signatures

Press Release

Table of content

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: June 8, 2011
Form 6-K

By: Noella Lessard
Name: Noella Lessard
Title: Executive Secretary

Table of content

Press release June 8, 2011
SIGNING OF A CA$10 MILLION AGREEMENT WITH QUADRA FNX ON THE LAC GAYOT PROJECT

Virginia Mines Inc. (“Virginia”) is very pleased to announce the signing of an agreement with Quadra FNX Mining Ltd. (« Quadra FNX ») on the Lac Gayot property, located in the James Bay region, province of Quebec.

Under the terms of the agreement, Quadra FNX has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $10 million in exploration work over a 9-year period and cash payments totalling $100,000 on or before the 2nd anniversary of the agreement. Virginia will be the operator until the completion of a positive feasibility study. This agreement is subject to a 1% NSR in favour of Billiton Resources Canada.

The Lac Gayot property consists of 448 claims covering 21 788.52 hectares. The property covers entirely the Venus Achaean greenstone belt which consists dominantly of ultramafic MgO-rich sills and flows. This ultramafic sequence is host to twelve nickel-platinum-palladium mineralized zones distributed over a strike length of 25 kilometres. Values of 0.5-15% Ni and values of up to 17.2 g/t Pd-Pt were obtained at surface while drill intersections graded up to 9.03% Ni, 0.6% Cu, 9 g/t Pd-Pt over 2.55 metres and 2.20% Ni, 1.41% Cu, 2.29 g/t Pd-Pt over 11.4 metres.

Qualified Person

Technical information contained in this press release has been revised and approved by Paul Archer, vice-president exploration and acquisitions of Virginia, who is a Qualified Person as defined by National Instrument 43-101.

About Quadra FNX (TSX:QUX)

Quadra FNX Mining Ltd. is a leading mid-tier copper mining company with corporate offices in Vancouver, B.C., and Toronto, Ontario. Quadra FNX produces copper, nickel and precious metals from its operating mines: Robinson in Nevada, Carlota in Arizona, Franke in northern Chile, and Levack, which includes Morrison, Podolsky and McCreedy West in Sudbury, Ontario. The Company has two key development projects: the Sierra Gorda project, a copper-molybdenum project in Chile, and the Victoria project, a polymetallic project in Sudbury, Ontario. Quadra FNX employs approximately 1,900 people in North and South America. The Company’s common shares are listed on the Toronto Stock Exchange under the ticker symbol “QUX”. Additional information about Quadra FNX is available at www.quadrafnx.com.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $46.1 million as at February 28, 2011, and 30,972,407 shares issued and outstanding as at May 31, 2011. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol “VGQ”. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President, or Paul Archer, V-P Exploration.
200-116 St-Pierre www.virginia.qc.ca Tel. 800-476-1853 Quebec, QC G1K 4A7 mines@virginia.qc.ca Tel. 418-694-9832 Canada Fax. 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.